UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-7275

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ConAgra Foods Retirement Income Savings Plan for Salaried Employees

ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ConAgra Foods, Inc.

One ConAgra Drive

Omaha, Nebraska 68102

All schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are disclosed separately in a Master Trust report filed with the United States Department of Labor or are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.

Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Omaha, Nebraska
June 15, 2012

Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.

Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Omaha, Nebraska
June 15, 2012

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Statement of Net Assets Available for Benefits

December 31, 2011

Assets	CRISP Salary	CRISP Hourly
Plan interest in Master Trust	$941,957,032	$221,421,979

Other investments	—	1,827,365

Notes receivable from participants	11,276,827	12,052,968

Net assets available for benefits, at fair value	953,233,859	235,302,312

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,700,158)	(2,327,271)

Net assets available for benefits	$946,533,701	$232,975,041

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Statement of Net Assets Available for Benefits

December 31, 2010

Assets	CRISP Salary	CRISP Hourly
Plan interest in Master Trust	$958,538,755	$217,371,655

Notes receivable from participants	11,192,005	11,445,053

Net assets available for benefits, at fair value	969,730,760	228,816,708

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,178,294)	(1,770,717)

Net assets available for benefits	$964,552,466	$227,045,991

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011

	CRISP Salary	CRISP Hourly
Additions to net assets attributed to:
Investment income from Master Trust:
Interest and dividends	$21,167,881	$4,821,458
Net appreciation in fair value of investments	200,915	866,539
Interest income on notes receivable from participants	512,348	512,401

	21,881,144	6,200,398

Contributions:
Employee	44,341,068	15,508,184
Employer	15,768,020	5,475,133

	60,109,088	20,983,317

Total additions	81,990,232	27,183,715

Deductions from net assets attributed to:
Benefits paid to participants	95,682,906	21,333,212
Administrative expenses	2,179,218	517,794

Total deductions	97,862,124	21,851,006

(Decrease) increase	(15,871,892)	5,332,709

Net Master Trust transfers	(13,119)	13,119

Net plan mergers (Note 1)	(2,133,754)	583,222

Net assets available for benefits,
Beginning of year	964,552,466	227,045,991

End of year	$946,533,701	$232,975,041

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010

	CRISP Salary	CRISP Hourly
Additions to net assets attributed to:
Investment income from Master Trust:
Interest and dividends	$20,356,336	$4,775,669
Net appreciation in fair value of investments	73,367,178	14,050,120
Interest income on notes receivable from participants	598,275	604,556

	94,321,789	19,430,345

Contributions:
Employee	46,829,370	14,838,653
Employer	17,659,485	5,723,757

	64,488,855	20,562,410

Total additions	158,810,644	39,992,755

Deductions from net assets attributed to:
Benefits paid to participants	73,289,016	17,987,813
Administrative expenses	2,368,926	594,673

Total deductions	75,657,942	18,582,486

Increase in net assets	83,152,702	21,410,269

Net Master Trust transfers	459,619	(459,619)

Net plan mergers (Note 1)	(17,795,214)	(9,208,562)

Net assets available for benefits,
Beginning of year	898,735,359	215,303,903

End of year	$964,552,466	$227,045,991

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 1. Description of the Plans

General: The ConAgra Foods Retirement Income Savings Plans (CRISP) (the “Plans”) are defined contributions savings plans sponsored by ConAgra Foods, Inc. (the “Company”). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or “CRISP Salary”) and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or “CRISP Hourly”). The Plans have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The ConAgra Foods Employee Benefits Administrative Committee (the “Committee”) manages the operation and administration of the Plans as the Plan Administrator, as defined in Section 3(16) of ERISA. The following brief description of the Plans is provided for information purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.

The Plans’ net assets associated with the participants of the Company’s J&J Snack business, which was sold by the Company on May 12, 2011, were transferred out of the Plans during 2011 to the J&J Snack Foods Corp. 401 (k) Profit Sharing Plan. Net assets in the amount of $2,133,754 were transferred out of the CRISP Salary and net assets totaling $1,244,143 were transferred out of the CRISP Hourly during the year ended December 31, 2011.

The Company purchased National Pretzel Company, Inc. on November 30, 2011. As a result of the purchase, the National Pretzel Company, Inc. – 401(k) Retirement Plan was merged into the CRISP Hourly on December 31, 2011. Net assets in the amount of $1,827,365 were transferred into the CRISP Hourly during the year ended December 31, 2011.

The Plans’ net assets associated with the participants of the Company’s Gilroy Foods and Flavors business, which was sold by the Company on July 19, 2010, were transferred out of the Plans during 2010. Net assets in the amount of $17,795,214 were transferred out of the CRISP Salary and net assets totaling $9,208,562 were transferred out of the CRISP Hourly during the year ended December 31, 2010.

Participants may direct their investment into one or more of the following investment options within the ConAgra Foods Retirement Income Savings Master Trust (the “Master Trust”):

•	Small-Cap Index Fund (Vanguard Small-Cap Index Fund)

•	International Equity Growth Fund (Vanguard International Growth Fund)

•	Large Cap Growth Stock Fund (T. Rowe Price Large Cap Growth Stock Fund)

•	Mid Cap Index Fund (Vanguard Mid Cap Index Fund)

•	One of thirteen Target Date Retirement Funds (Alliance Bernstein 2000-2055 Target Date Funds)

•	Inflation Protection Securities Fund (Vanguard Inflation Protected Securities Fund)

•	International Value Fund (Vanguard Value Fund)

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 1. Description of the Plans (Continued)

•	Large Cap Value Fund (American Century Large Cap Value)

•	Equity Index Fund (Vanguard Institutional Index Fund)

•	Investment Allocation Fund (Fidelity Asset Manager)

•	Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund Institutional)

•	Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)

In addition, certain participants hold investments in the Company’s stock fund. Dividends associated with the Company’s stock in this fund are distributed either in cash or reinvested at the discretion of the respective participants. Other than dividend reinvestment, deferrals into this stock fund are not currently allowed.

Contributions and vesting: Qualifying salaried and hourly employees of ConAgra Foods, Inc. are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement under the plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% of cash compensation may be made on a pre-tax basis for both plans and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Total contributions by a participant for any year may not exceed 35% of cash compensation for CRISP Salary and CRISP Hourly and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within the CRISP have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by “highly compensated” participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions to the Plans based on the applicable plan supplement in which they participate. The various matching contributions range from 50% to 66 2/3% for salaried participants and from 10% to 66 2/3% for hourly participants of the employee’s deferral up to 4% to 6% of the employee’s annual cash compensation depending upon which plan the employee participates in. A Roth 401(k) feature was added to the Plans effective January 1, 2008 for all non-union employees.

Company contributions and earnings thereon, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s applicable matching contribution, the Company’s discretionary contributions, if any, and the plan earnings. The participant’s account is also charged with an allocation of plan losses and administrative expenses.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 1. Description of the Plans (Continued)

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures: At December 31, 2011, the CRISP Salary forfeited non-vested accounts totaled $727,707 and the CRISP Hourly forfeited non-vested accounts totaled $151,021. At December 31, 2010, the CRISP Salary forfeited non-vested accounts totaled $644,159 and the CRISP Hourly forfeited non- vested accounts totaled $104,366. These accounts are used to reduce future Company contributions. In 2011 and 2010, Company contributions to the CRISP Salary were reduced by $1,092,700 and $1,019,684, respectively. Additionally, in 2011 and 2010, Company contributions to the CRISP Hourly were reduced by $192,100 and $168,763, respectively.

CRISP Hourly participants: Participation in the CRISP Hourly is governed by either the collective bargaining agreements of the participating locations or the general plan provisions for any non-union employees. Certain provisions of these agreements require automatic participation in the CRISP Hourly after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations set forth under the plan, ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements or the general plan provisions for any non-union employees.

Notes receivable from participants and withdrawals: Based on various applicable plan supplements, CRISP Salary and non-union CRISP Hourly participants may borrow up to 50% of their vested account balance up to $50,000. The notes evidencing the amounts borrowed are repaid through payroll deductions within five years, unless the note proceeds are used to purchase a primary residence, in which case the note may be repaid within ten years. The notes carry a market rate of interest as determined by the Plan Administrator, currently ranging from 4.25% to 10%. The minimum amount that may be borrowed is $1,000. The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective plan documents.

Plan termination: The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans’ participants and beneficiaries. In the event the Plans are terminated, each participant’s Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the “Trustee”) either to distribute the Plans’ assets to the participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 2. Summary of Significant Accounting Policies (Continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Plans invest in investment contracts through a master trust. The statement of net assets available for benefits presents the underlying fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment valuation and income recognition: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plans’ investments are reported at fair value and are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurement, as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities;

Level 2 –	Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;

Level 3 –	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the assets or liabilities.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as benefits paid to participants based upon the terms of the Plans.

Administrative expenses: Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.

Payment of benefits: Benefits are recorded when paid.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 2. Summary of Significant Accounting Policies (Continued)

Accounting pronouncement: In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amends Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011 and is not expected to have a material impact on the Plans’ financial statements.

Note 3. Interest in Master Trust

Substantially all of the Plans’ investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Master Trust, which is a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Plans’ recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating Plans.

The net investment income of the investment assets is allocated by the Plans’ recordkeeper to each participating plan based on the relationship of an individual plan interest to the total of the interests of the Plans.

The investments in the Master Trust at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Assets:
Investment at fair value
Common stock	$256,390,584	$261,735,264
Mutual funds	592,234,929	618,158,768
Guaranteed investment contracts	199,692,082	192,743,964
Common investment trusts	108,903,490	91,997,581
Invested cash	5,256,521	10,425,525

Total investments, at fair value	1,162,477,606	1,175,061,102

Adjustments from fair value to contract value for fully benefit-responsive insurance contracts	(9,027,429)	(6,949,011)
Contributions receivable	322,500	280,964
Interest and dividends receivable	758,353	923,224

Total assets	1,154,531,030	1,169,316,279

Liabilities:
Other liabilities	179,448	354,880

Net assets available in the Master Trust	$1,154,351,582	$1,168,961,399

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 3. Interest in Master Trust (Continued)

The net investment income of the Master Trust for the years ending December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Interest and dividends	$25,989,339	$25,132,005

Net appreciation (depreciation) of investments:
Common stock	21,897,567	13,925,827
Mutual funds	(16,657,314)	63,483,076
Common investment trusts	(4,172,799)	10,008,395

Net appreciation of investments	1,067,454	87,417,298

Net investment income	$27,056,793	$112,549,303

The Plans’ interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 81% and 82% for CRISP Salary and 19% and 18% for CRISP Hourly at December 31, 2011 and 2010, respectively. While the Plans participate in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans participating in the Master Trust.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 4. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and requires disclosure of fair value measurements. The framework establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.

Guaranteed investment contracts: Valued at the fair value of the underlying debt securities which consist primarily of governmental and asset-backed securities, collateralized mortgage obligations, and corporate bonds. The underlying debt securities are valued at quoted prices in active markets when available. If quoted prices are not available, the fair values are determined using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.

Common investment trusts: Valued at the net asset value as a practical expedient which is based on the fair value of the investments in the respective trusts at year-end.

Invested cash: Valued at cost which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plans believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Company common stock	$154,479,547	$—	$—	$154,479,547
Large Cap common stock	101,911,037	—	—	101,911,037
Mutual funds:
Index funds	440,483,978	—	—	440,483,978
Value funds	47,188,742	—	—	47,188,742
Balanced funds	104,562,209	—	—	104,562,209
Guaranteed investment contracts	—	199,692,082	—	199,692,082
Common investment trusts	—	108,903,490	—	108,903,490
Invested cash	—	5,256,521	—	5,256,521

	848,625,513	313,852,093	—	1,162,477,606
Other investments	1,827,365	—	—	1,827,365

Total assets at fair value	$850,452,878	$313,852,093	$—	$1,164,304,971

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Company common stock	$147,069,975	$—	$—	$147,069,975
Large Cap common stock	114,665,289	—	—	114,665,289
Mutual funds
Index funds	456,009,493	—	—	456,009,493
Value funds	48,112,527	—	—	48,112,527
Balanced funds	114,036,748	—	—	114,036,748
Guaranteed investment contracts	—	192,743,964	—	192,743,964
Common investment trusts	—	91,997,581	—	91,997,581
Invested cash	—	10,425,525	—	10,425,525

Total assets at fair value	$879,894,032	$295,167,070	$—	$1,175,061,102

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 5. Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). Synthetic GICs consist of an asset or collection of assets that are owned by the Fidelity Interest Income Fund, and a benefit-responsive contract value wrap guarantee agreement purchased for the portfolio. The underlying collection of assets is presented at fair value in Note 4. In determining the net assets available for benefits at December 31, 2011 and 2010, the Synthetic GICs are recorded at their contract value of $190,664,653 and $185,794,953, respectively. Investment contracts such as these are generally valued at the contract value rather than fair value to the extent they are fully benefit-responsive.

The series of wrap guarantee agreements with insurance companies that the Master Trust holds can be utilized in the event the issuer of the Synthetic GICs falls below certain credit rating criteria or fails to meet benefit obligations per the terms of the contract. Contract value represents contributions made under the contract plus accrued interest less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate of the contract is set at the start of the contract and is reset quarterly.

There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the contract issuers. Such events include the following: (i) amendments to the Plans’ documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Company or other Company events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.

The average yield of the Synthetic GICs based on actual earnings was approximately 2.31% and 2.76% at December 31, 2011 and 2010, respectively. The average yield of the Synthetic GICs based on the interest rate credited to participants was approximately 2.19% and 2.52% at December 31, 2011 and 2010, respectively.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 6. Fair Value of Investments in Certain Entities

The following table sets forth additional disclosures of the Plans’ investments whose fair value is estimated using net asset value per share as of December 31, 2011:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Investments in the Master Trust:
Common investment trusts (a)
Equity funds	$83,839,223	—	Daily	None
Fixed income funds	$15,983,583	—	Daily	None
Real estate funds	$9,080,684	—	Daily	None

The following table sets forth additional disclosures of the Plans’ investments whose fair value is estimated using net asset value per share as of December 31, 2010:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Investments in the Master Trust:
Common investment trusts (a)
Equity funds	$70,907,308	—	Daily	None
Fixed income funds	$13,820,246	—	Daily	None
Real estate funds	$7,270,027	—	Daily	None

(a)	This category includes investments in common investment trusts that are used to facilitate the Plans’ Target Date Retirement Funds. Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets. The fair value of investments in this category has been estimated using net asset value per share of the investments.

Note 7. Federal Income Tax Status

The Internal Revenue Service has determined and has informed the Company by letters to the Plans dated January 9, 2006, that the respective Plans were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plans have been amended since receiving these letters. However, the Company and the Plan Administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trusts continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plans are subject to routine audits by taxing jurisdictions and currently have audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 7. Federal Income Tax Status (Continued)

A participant’s basic and supplemental contributions (excluding Roth) are made on pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are currently deductible by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

Note 8. Related Party Transactions

The Master Trust investments include 5,851,498 and 6,513,285 shares ConAgra Foods, Inc. Common Stock with a fair value of $154,479,547 and $147,069,975 at December 31, 2011 and 2010, respectively. The Company is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

Invested cash balances of $5,256,521 and $10,425,525 at December 31, 2011 and 2010, respectively are managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

Note 9. Risk and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

ConAgra Foods Retirement Income Savings Plans

Salaried Employees

Hourly Rate Production Employees

Form 5500, Schedules H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Assets	CRISP Salary	CRISP Hourly
Plan interest in Master Trust	$941,957,032	$221,421,979

Mutual funds:
Baron Asset Fund (1,502 shares)	—	68,619
MFS Research International Fund R3 (6,437 shares)	—	84,901
T. Rowe Price Capital Appr-Ad Fund (11,386 shares)	—	233,522
Vanguard Sm Cap Indx Inv Fund (244 shares)	—	8,155
Vanguard 500 Index Fund (2,522 shares)	—	292,037
Fidelity Adv Interm Bd Fund T (19,786 shares)	—	226,351
GS Fin Sq Treas Inst - In Fund (175 shares)	—	175
GS Shrt Duration Govt Fund Svc (7,729 shares)	—	78,990
Fed Cap Preservation Fund (60,151 shares)	—	601,509
T. Rowe Price Ret 2010 Fund (3,430 shares)	—	51,068
T. Rowe Price Ret 2020 Fund (5,898 shares)	—	92,660
T. Rowe Price 2030 Fund (1,891 shares)	—	30,925
T. Rowe Price 2040 Fund (273 shares)	—	4,477
T. Rowe Price Retirement Inc-R Fund (4,022 shares)	—	53,976

Notes receivable from participants, with interest rates ranging from 4.25% to 10.00% with various maturity dates	11,276,827	12,052,968

Total assets	$953,233,859	$235,302,312

See accompanying reports of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ConAgra Foods Retirement Income Savings Plan For Salaried Employees

Date: June 15, 2012	By	/s/ Charles G. Salter
Charles G. Salter
ConAgra Foods Employee Benefits Administrative Committee

ConAgra Foods Retirement Income Savings Plan For Hourly Rate Production Employees

Date: June 15, 2012	By	/s/ Charles G. Salter
Charles G. Salter
ConAgra Foods Employee Benefits Administrative Committee